ProPetro Holding Corp.
1706 S. Midkiff, Bldg. B
Midland, Texas 79701
(432) 688-0012

September 15, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4628

Attn:     H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:    ProPetro Holding Corp.
Registration Statement on Form S-1
File No. 333-220394

Dear Mr. Schwall:

On behalf of ProPetro Holding Corp. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:30 p.m., Washington D.C. time, on September 18, 2017, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

[Signature Page to Acceleration Request Letter]
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Very truly yours,

ProPetro Holding Corp.
By:	/s/ Jeffrey Smith
Jeffrey Smith
Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP